TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

17 May 2004

04030472

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

5/27

Enc.

File No. 82-3841

TABCORP

RECEIVED

2004 MAY 25 P 12: 46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 May 2004

TABCORP rejects the findings of Lonergan's report

TABCORP Holdings Limited (**TABCORP**) today announced that it rejected the findings of a report by Lonergan Edwards & Associates Limited (**Lonergan**), commissioned by Tab Limited, in relation to TABCORP's offer for Tab.

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, today said "We believe the Lonergan report is flawed in its methodologies and assumptions, provides no new information and that its conclusion is incorrect."

"When TABCORP announced its takeover on 23 February 2004 it had the benefit of having conducted financial due diligence on Tab over a number of weeks including interviews with Tab management. The Lonergan report and the 2005 forecast fails to provide any new information that suggests any net improvement in Tab's business since that time."

"Consequently, the report has no impact on our view as to the value of Tab."

"In fact, we are surprised to discover in the supplementary target's statement that the forecast for the year ending 30 June 2004 of $87.1 million (before non-recurring items) includes a number of non-recurring or uncertain items including:

- a $3.2 million adjustment to the gaming incentive fee relating to years prior to 30 June 2004; and
- a $1 million payment from a claim against the NSW government which the government is yet to acknowledge."

Mr Slatter said "It appears that investors consider the Lonergan report to be irrelevant given that a number of Tab's major institutional shareholders have substantially sold down their holdings in recent weeks after Tab announced that it had commissioned the report."

"The fact that the Tab share price has tracked TABCORP's share price since the release of the Lonergan report also indicates that the market generally believes the report is irrelevant and that our offer will succeed at its current level."

"Tab shareholders should ask the Tab directors why they unanimously supported UNiTAB's offer as late as February this year when that offer had an implied value of $4.41 per Tab share but have rejected TABCORP's offer which currently has an implied value of $4.58* per Tab share."

Mr Slatter said "Tab shareholders have a simple choice. They can accept TABCORP's offer or they can follow the recommendation of the Tab board and watch the Tab share price fall."

TABCORP

"While the Lonergan report estimates that without TABCORP's offer the Tab share price would be likely to trade in the range of $3.80 to $4.10 per share, there is no guarantee that it would hold up even at this level."

"Shareholders should recognise that Tab shares were trading below $3.50 before the company became subject to merger and takeover proposals late last year," Mr Slatter said.

TABCORP also announced that it had executed the financing documentation relating to its offer and that it was working to satisfy or waive the other conditions to its offer. As a consequence, TABCORP is extending its offer for Tab by two weeks and the offer will now close on 8 June 2004, unless extended or withdrawn.

Mr Slatter concluded: "TABCORP's offer provides Tab shareholders with an exciting opportunity which they should accept before our offer closes".

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

17 May 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

EXTENSION OF THE OFFER PERIOD AND SATISFACTION OF CONDITION

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of the following documents:

- a notice pursuant to section 650D of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) relating to an extension of the offer period for Bidder's off-market bid for all of the ordinary shares in Tab Limited;
- a notice pursuant to section 630(4) of the Corporations Act, in accordance with section 630(5) of the Corporations Act. The notice confirms that the condition in section 10.7(j)(i) of the Bidder's Statement dated 2 April 2004 (as supplemented) has been fulfilled; and
- a notice pursuant to section 630(2) of the Corporations Act, in accordance with section 630(5) of the Corporations Act. The notice confirms the new date for the giving of notice of the status of the offer conditions pursuant to section 630(1) of the Corporations Act.

Also attached is a copy of the letter sent to shareholders in Tab Limited together with the notice under section 650D of the Corporations Act, and a notice which sets out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in Tab Limited.

Peter Caillard

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To: 1 **Australian Securities and Investments Commission (*ASIC*)**

2 **Tab Limited (ABN 17 081 765 308) (*Tab*)**

3 **The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made**

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 8 June 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

A copy of this notice was lodged with ASIC on 17 May 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 17 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Matthew Slatter
Director

Corporations Act 2001 (Cth)

Notice under section 630(4)

This notice is given under section 630(4) of the *Corporations Act 2001* (Cth) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Words defined in the Bidder's Statement have the same meaning in this Notice, unless the context requires otherwise.

Bidder gives notice that the condition set out in section 10.7(j)(i) of the Bidder's Statement has been fulfilled.

The Loan Facility Agreement, being the formal agreement relating to the Loan Facility to be used by Bidder to settle acceptances under the Offer, was executed by the Banks, Bidder and other TABCORP Group members on 14 May 2004. The material terms of the Loan Facility Agreement, as executed, are the same as those described in section 6.5 of the Bidder's Statement.

Dated 17 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd**:

Peter Caillard
Director

Corporations Act 2001 (Cth)

Notice under section 630(2)

This notice is given under section 630(2) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Bidder gives notice that the date for giving notice as to the status of the defeating conditions of the Offers pursuant to section 630(3) of the Corporations Act has been postponed by operation of section 630(2) of the Corporations Act, and that the new date for giving notice as to the status of those conditions is 31 May 2004.

As at the date of this notice:

1. The condition set out in section 10.7(j)(i) of the Bidder's Statement has been fulfilled and consequently the Offers are free from that condition.

2. Bidder has not freed the Offers from the remainder of the conditions set out in section 10.7 of the Bidder's Statement and, so far as Bidder knows, none of those remaining conditions has been fulfilled, and consequently the Offers remain subject to those remaining conditions.

Dated 17 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd**:

Peter Caillard

Peter Caillard
Director

TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

17 May 2004

Dear Tab shareholder,

You should have received recently a copy of the Bidder's Statement in relation to TABCORP's offer to acquire all of your shares in Tab Limited. You also may have seen TABCORP's advertisements which appeared in major newspapers last week.

The purpose of this package is to update you on recent developments regarding our takeover offer for your company, Tab, which include:

- **The implied value of TABCORP's offer has increased from $4.50 to $4.65[1] per Tab share due to an increase in the TABCORP share price since the preparation of the Bidder's Statement.**
- **UNiTAB's takeover offer closed on 23 April 2004 and now TABCORP's offer is the only takeover offer you can accept for your Tab shares.**
- **TABCORP's offer has been extended and is now due to close on 8 June 2004, unless further extended or withdrawn.**

Further details of these and other recent developments are set out in the enclosed documents, which include a Supplementary Bidder's Statement and a notice of variation in relation to the extension of the offer period.

TABCORP has called on your board to recommend TABCORP's attractive takeover offer. Your directors previously supported unanimously a takeover offer which had an implied value less than the current value of TABCORP's offer.

An update of the benefits to you as a Tab shareholder of TABCORP's takeover offer, as originally outlined in the Bidder's Statement, is enclosed and is titled "Nine Good Reasons Why You Should Accept TABCORP's Offer".

I urge you to accept TABCORP's offer as soon as possible. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.

If you have any questions in relation to the offer, please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

I look forward to welcoming you as a shareholder in TABCORP.

Yours sincerely,

Michael Robinson
Chairman

[1] Based on the closing price for TABCORP shares on the ASX of $13.25 on 10 May 2004 and subject to the effects of rounding



Nine Good Reasons Why You Should Accept TABCORP's Offer[1]

TABCORP's offer currently implies a value of $4.65 for each Tab Share[2]

1. The implied value of TABCORP's offer has increased from $4.50 to $4.65[2] per Tab share

---

2. Tab's directors previously unanimously supported a takeover offer which was stated to have an implied value of $4.50 per Tab share, which is less than the current value of TABCORP's offer

---

3. TABCORP's offer is now the only takeover offer you can accept for your Tab shares[3]

---

4. TABCORP's offer represents a 38% premium[4] over the price at which Tab shares traded before Tab became the subject of takeover/merger proposals

---

5. TABCORP's offer represents a very attractive multiple of Tab's earnings
   - *At an implied value of $4.65 per Tab share, TABCORP's offer represents a multiple of 11.7 times Tab's reported EBITDA[5] and 24.1 times Tab's reported net profit after tax (before goodwill amortisation)[6] for the year ended 30 June 2003*

---

6. Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's offer

---

7. Tab shareholders who accept TABCORP's offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

---

8. There is potential for capital gains tax rollover relief on the share component of TABCORP's offer

---

9. You will not incur brokerage costs. In addition, if you are an eligible Tab shareholder you can sell the TABCORP shares to which you are entitled under TABCORP's offer (up to a maximum of 200 TABCORP shares) under a share sale facility without incurring brokerage costs

---

1 Full details of these reasons, and of TABCORP's offer generally, are set out in the Bidder's Statement dated 2 April 2004 (as supplemented) from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

2 Based on the closing price for TABCORP shares on the ASX of $13.25 on 10 May 2004 and subject to the effects of rounding

3 UNiTAB's takeover offer for Tab has now closed. All Tab shareholders who accepted UNiTAB's offer are now free to accept TABCORP's offer



TABCORP

Attention
Tab shareholders

FIVE QUESTIONS YOU SHOULD ASK THE TAB BOARD

The Tab board previously recommended that you support a merger with UNiTAB when the Tab share price was $3.36. They later stated that they unanimously supported a takeover offer from UNiTAB and they intended to recommend that you accept that offer. The takeover offer from UNiTAB had an implied value of $4.50 per Tab share and then became $4.41 after deducting Tab's interim dividend.

TABCORP then made a higher takeover offer that now has an implied value of $4.65* per Tab share, but the Tab board has recommended that you take no action.

UNiTAB's takeover offer closed more than two weeks ago and TABCORP's offer is now the only takeover offer available to you. However, your board is *still* recommending that you take no action.

You should ask the Tab directors:

1 "**WHY** haven't you recommended TABCORP's higher offer?"

2 "Is there any **REAL** prospect of a higher offer from another party?"

3 "After months of proposals and talks (and seeking advice from three financial advisers) **WHY** haven't you told us yet what our company is worth?"

4 "**WHY** suddenly engage an 'independent expert' to assess TABCORP's offer when previously you intended to recommend UNiTAB's offer without such an independent assessment?"

5 "**WHAT** will happen to Tab's share price if TABCORP's offer goes away?"

TABCORP's offer is scheduled to close on 8 June 2004**

Accept TABCORP's offer NOW to make sure that you have the chance to receive cash and shares in TABCORP – Australia's premier gambling and entertainment group

For more information, call TABCORP's Offer information line on

ASX Listing Rules

Notice under Listing Rule 3.2

TABCORP Holdings Limited (ABN 66 063 780 709), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), gives notice of the following information as required by ASX Listing Rule 3.2:

1. the offer period in respect of the offers dated 21 April 2004 (the ***Offers***) made in accordance with the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) in relation to the takeover bid for all of the ordinary shares in Tab Limited (ABN 17 081 765 308) (***Tab***), has been extended to 7.00 pm (Sydney time) on 8 June 2004 (unless further extended);
2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of Tab, being the bid class securities under the Offers, when the first of the Offers was made; and
3. Bidder and its associates have a relevant interest (pursuant to acceptances of the Offers and subject to the satisfaction or waiver of the conditions precedent and subsequent to the agreements to be formed pursuant to acceptances of the Offers) in approximately 1.90% of the ordinary shares of Tab, being the bid class securities under the Offers, at the date of the extension of the offer period.

Dated 17 May 2004

Peter Caillard
Company Secretary

TABCORP

RECEIVED
2004 MAY 25 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

19 May 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme *Tab Limited ("Tab")*

ACN/ARSN *081 765 308*

1. Details of substantial holder (1)

Name *See Annexure A*
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on (d/m/y) *See Annexures A and C*

The previous notice was given to the company on (d/m/y) *5/5/2004*

The previous notice was dated (d/m/y) *5/5/2004*

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*4,843,663*	*1.07%*	*9,482,121*	*2.10%*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name *Peter Caillard* capacity *Director*

sign here [signature] date *19/05/2004*

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 3 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 19 May 2004

1. Details of substantial holder

TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4")

This notice also provides details of the relevant interests in Tab of the following persons, which relevant interests arise as a result of the relevant interest of TABCORP Investments No.4:

(a) TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

(b) Each of the companies listed in Annexure B ("TABCORP Group").

The nature of the associations of TABCORP Investments No.4 and those persons are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

2. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the ***Offers***) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by a supplementary bidder's statement dated 4 May 2004. See Annexures C and D for details	Consideration of $2.00 cash and between 0.20 and 0.22 TABCORP ordinary shares per Tab share will be provided by TABCORP Investments No.4 in accordance with the terms of the Offers, if the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived See Annexure D for details	See Annexure C	See Annexure C
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

3. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4 (upon the conditions of the Offers being satisfied or waived)	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares. TABCORP Investments No.4 will not become the registered holder of those shares unless the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived	9,482,121 ordinary shares	9,482,121

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly TABCORP does not have a substantial holding in Tab shares as its and its associates' combined relevant interests in Tab shares are not greater than 5% of the number of issued Tab shares	As per TABCORP Investments No.4	As per TABCORP Investments No.4
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly No member of the TABCORP Group has a substantial holding in Tab shares as its and its associates' combined relevant interests in Tab shares are not greater than 5% of the number of issued Tab shares	As per TABCORP Investments No.4	As per TABCORP Investments No.4

Name of entity	Address
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Superannuation Pty Limited (ACN 064 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 584 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 596 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 356 591)	5 Bowen Crescent, Melbourne, Victoria, 3004
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 19 May 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
26 April 2004	685,677 ordinary shares	685,677
27 April 2004	81,992 ordinary shares	81,992
28 April 2004	927,099 ordinary shares	927,099
29 April 2004	602,109 ordinary shares	602,109
30 April 2004	644,232 ordinary shares	644,232
3 May 2004	945,580 ordinary shares	945,580
4 May 2004	956,974 ordinary shares	956,974
5 May 2004	527,403 ordinary shares	527,403
6 May 2004	600,921 ordinary shares	600,921
7 May 2004	504,932 ordinary shares	504,932
10 May 2004	647,564 ordinary shares	647,564
11 May 2004	353,850 ordinary shares	353,850
12 May 2004	443,912 ordinary shares	443,912
13 May 2004	466,719 ordinary shares	466,719
14 May 2004	174,126 ordinary shares	174,126
16 May 2004	24,994 ordinary shares	24,994
17 May 2004	519,576 ordinary shares	519,576
18 May 2004	374,461 ordinary shares	374,461

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 19 May 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.
2. Supplementary Bidder's Statement dated 4 May 2004.
3. Acceptance Form for CHESS holdings – Australian shareholders.
4. Acceptance Form for issuer sponsored holdings - Australian shareholders.
5. Acceptance Form for CHESS Holdings – Overseas shareholders.
6. Acceptance Form for issuer sponsored holdings – Overseas shareholders.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 May 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
WAIVER OF CERTAIN OFFER CONDITIONS

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), is a notice pursuant to section 650F of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) relating to the waiver of certain conditions to Bidder's off-market bid for all of the ordinary shares in Tab Limited.

Peter Caillard
Company Secretary

Corporations Act 2001 (Cth)
Notice under section 650F(1)

To: 1 Tab Limited (ABN 17 081 765 308) (*Tab*)
2 Australian Stock Exchange Limited (ABN 98 008 624 691)

This notice is given under section 650F(1) of the *Corporations Act 2001* (Cth) (***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

1. Bidder gives notice that the Offers, and each contract resulting from acceptance of the Offers, are free from the conditions set out below (more fully described in section 10.7 of the Bidder's Statement):

   (a) section 10.7(b)(iii) of the Bidder's Statement - that NSW Racing has acknowledged in writing to the NSW Racing Minister its approval of unconditional arrangements with TABCORP and Tab that satisfy the requirements of section 43A of the Totalizator Act (as amended);
   (b) sections 10.7(c)(i) and (ii) of the Bidder's Statement - no ACCC actions;
   (c) section 10.7(d) of the Bidder's Statement - other Regulatory Approvals;
   (d) section 10.7(e) of the Bidder's Statement - no regulatory actions; and
   (e) section 10.7(j)(ii) of the Bidder's Statement - satisfaction of the conditions precedent to the availability of funds under the Loan Facility Agreement.

2. As at the date of this Notice, Bidder and its associates have voting power (pursuant to acceptances of the Offers and subject to the satisfaction or waiver of the conditions precedent and subsequent to the agreements to be formed pursuant to acceptances of the Offers) of approximately 2.10% in Tab as at 7.00 pm on 18 May 2004.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

Dated 19 May 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd**:

Peter Caillard

Peter Caillard
Director

TABCORP

The decision to waive the racing industry approval condition follows the NSW government giving TABCORP and Tab a 'comfort letter' along the lines of that proposed by the NSW government in the context of UNiTAB's takeover offer. The letter indicates that the government would not intend to take action against Tab or TABCORP should Tab be in breach of a condition of any of the licences granted to it because TABCORP or Tab do not have in place, or do not give effect to, commercial arrangements which NSW Racing Pty Limited (**NSW Racing**) has acknowledged are satisfactory, provided that the agreements being negotiated between NSW Racing and TABCORP in accordance with the Heads of Agreement previously executed by them are concluded within a reasonable time.

TABCORP also said that, at the latest, it would waive the conditions relating to material adverse change, acquisitions and divestments, dividends and prescribed occurrences when TABCORP has received acceptances for more than 50% of Tab shares, provided that those conditions are not breached before the time they are waived.

The table below summarises the current status of the conditions of TABCORP's offer.

Offer conditions	Bidder's statement reference	Status
50% minimum acceptance	♦ 10.7 (a)	♦ Not presently capable of being waived having regard to NSW government requirements concerning nomination
Government nomination	♦ 10.7 (b) (i) & (ii)	♦ NSW government will take the necessary action to enable satisfaction when TABCORP obtains >50% of Tab shares
No material adverse change	♦ 10.7 (f)	♦ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
No material acquisitions or divestments	♦ 10.7 (g)	♦ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
No dividends or distributions	♦ 10.7 (i)	♦ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
No prescribed occurrences	♦ 10.7 (h)	♦ Intend to waive upon obtaining >50% of Tab shares (subject to no prior breach)
Racing industry approval	♦ 10.7 (b) (iii)	♦ Condition waived
ACCC	♦ 10.7 (c) (i) & (ii)	♦ Conditions waived
Regulatory approvals	♦ 10.7 (d)	♦ Condition waived
No regulatory intervention	♦ 10.7 (e)	♦ Condition waived
Funding	♦ 10.7 (j) (i) & (ii)	♦ Conditions satisfied and waived

"Tab shareholders should accept the TABCORP offer now. This will enable the offer to ultimately be declared unconditional so that Tab shareholders who accept the offer will receive cash and shares in TABCORP" Mr Slatter added.

For further information please contact:

<u>At TABCORP</u>

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

<u>At UBS</u>

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277